UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES Exchange ACT OF 1934

For the month of November 2024

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Centogene N.V.

Extraordinary General Meeting of Shareholders and Related Materials

An Extraordinary General Meeting of the shareholders of Centogene N.V. (the “Company”) will be held on December 4, 2024. The materials made available to the Company’s shareholders in connection with such meeting are attached as Exhibits 99.1, 99.2, and 99.3 hereto and are incorporated by reference herein.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2024

CENTOGENE N.V.

By:	/s/ Kim Stratton
Name:	Kim Stratton
Title:	Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Notice of Extraordinary General Meeting

99.2	Voting Proxy Card and Power of Attorney

99.3	Proposed Articles of Association

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